UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 000-30902

COMPUGEN LTD.

(Translation of registrant's name into English)

26 Harokmim Street

Holon 5885849, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

Compugen Ltd.

On July 30, 2020, Compugen Ltd. (the “Company”) issued a press release, a copy of which is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated by reference herein.

Second Quarter 2020 Financial Results

The unaudited interim consolidated financial statements of the Company and its subsidiary as of June 30, 2020 and December 31, 2019 and for the six months ended June 30, 2020 and 2019 are filed as Exhibit 99.2 to this Form 6-K and incorporated by reference herein. The Management’s Discussion and Analysis of Results of Operations and Financial Condition of the Company as of June 30, 2020 and for the six months ended June 30, 2020 and June 30, 2019 are filed as Exhibit 99.3 to this Form 6-K and incorporated by reference herein.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3, File No. 333-233001.

Exhibits

Exhibit
Number	Description of Exhibit

99.1	Press Release dated July 30, 2020.
99.2	Unaudited interim consolidated financial statements as of June 30, 2020 and December 31, 2019 and for the six months ended June 30, 2020 and 2019.
99.3	Management’s Discussion and Analysis of Results of Operations and Financial Condition as of June 30, 2020 and for the six months ended June 30, 2020 and June 30, 2019.
101

The following financial information from Compugen Ltd.’s Report on Form 6-K, formatted in XBRL (eXtensible Business Reporting Language): (i) consolidated balance sheets on June 30, 2020 and December 31, 2019; (ii) consolidated statements of comprehensive loss for the six months ended June 30, 2020 and 2019; (iii) consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2020 and 2019; (iv) consolidated statements of cash flows for the six months ended June 30, 2020 and 2019; and (v) notes to the consolidated financial statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

COMPUGEN LTD.

Date: July 30, 2020	By:	/s/ Eran Ben Dor
Eran Ben Dor
General Counsel